Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague~	Scott P. Doney~	Facsimile: 702-944-7100
Email: kcane@caneclark.com

August 20, 2007

Via Mail

Securities and Exchange Commission
Attn: Claire DeLabar
100 F. Street, NE, Mail Stop 3720
Washington, D.C., 20549

Re:	Oxford Media, Inc. Form 10KSB for the year ended December 31, 2006 Filed April 17, 2007 Form 10QSB for the period ended March 31, 2007 Filed May 21, 2007 File No. 0-51125

Dear Ms. DeLabar:

We write on behalf of Oxford Media, Inc. (“the Company”) in response to Staff’s letter of August 14, 2007 by Larry Sprirgel, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-KSB, for the year ended December 31, 2006 and Form 10-QSB for the period ended March 31, 2007 (the “Comment Letter”).  On behalf of the Company, we have provided responses numbered in the sequence provided in your Comment Letter.

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Note 1: Organization, Business and Basis of Presentation and Significant Accounting policies. page F-6

1.
REFER TO YOUR ACCOUNTING POLICY FOR DISCONTINUED OPERATIONS ON PAGE F-8. PLEASE EXPAND THE DISCLOSURE TO ADDRESS HOW CBC MET THE CRITERIA IN PARAGRAPH 30 OF FAS 144 AS OF 12/31/06 OR REVISE THE FINANCIAL STATEMENTS TO RECLASSIFY THE OPERATION OF CBC AS CONTINUING OPERATION, IF THE GUIDANCE IN PARAGRAPH 33 OF FAS 144 IS APPLICABLE.

Response: In the Company’s analysis of the presentation of its CBC business unit, it determined CBC should be classified as “held for sale” as of December 31, 2006, in accordance with paragraph 30 of the Statement of Financial Accounting Standards 144. We have included below our analysis in “italic” font as it relates to the following criteria of paragraph 30 in order to provide you with a more complete detailed response.

Paragraph 30 of FAS 144.      A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

a.    Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

During a board of directors meeting in November 2006, a decision was made to actively pursue strategic alternatives for CBC which included a sale, spin-off or merger with another business. Management immediately retained an advisory firm to actively pursue these alternatives.

b.    The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).  (Examples 5-7 of Appendix A illustrate when that criterion would be met.)

CBC was a business segment with its own management and operations. The business was available for immediate sale.

c.    An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.

During the month of December 2006, several third party firms were actively performing due diligence and indications of interest were obtained. This diligence resulted in the receipt of a term sheet in January 2007 for a group to purchase CBC.

d.    The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.  (Example 8 of Appendix A illustrates when that criterion would be met.)

Based on the level of interest in the CBC business during December 2006, management believed the sale of the business was probable which was further supported by an executed term sheet in January 2007 and the ultimate sale on March 1, 2007, prior to the filing of the Form 10-KSB on April 17, 2007.

e.    The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

CBC was being actively marketed at a price which attracted several parties to perform due diligence and ultimately resulted in its sale.

f.     Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Significant changes to the plan were not made, nor was the plan withdrawn as indicated by the sale of CBC on March 1, 2007.

While the Company believes that additional disclosure in the form of an amended 10-KSB is unnecessary because of the added information is not material, it provides the following expanded disclosure related to Note 1: Organization, Business and Basis of Presentation and Significant Accounting Policies on Page F-8 which it intends to use in future filings:

“Discontinued Operations
During the fourth quarter of 2006, management began to actively pursued and entered into discussions with third parties to sell its CBC business unit. Effective March 1, 2007, the Company closed the sale of substantially all of the assets and transferred certain liabilities to the buyers. These assets met the requirements of the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” as being held for sale. Operations and cash flows were eliminated as a result of the sale and the Company will not have any involvement in the operations after the sale. In accordance with FAS 144, these results are presented on a historical basis as a separate line in the consolidated statements of operations and the consolidated balance sheet entitled “Assets/Liabilities held for sale”. All of the financial information in the notes to the consolidated financial statements reflects only the results of continuing operations of the Company.”

2.
REFER TO YOUR ACCOUNTING POLICY FOR THE ALLOWANCE FOR SYSTEM REMOVAL ON PAGE F-10. PLEASE EXPAND THE POLICY TO CLARIFY HOW YOUR POLICY COMPLIES WITH THE GUIDANCE IN PARAGRAPH 3 OF FAS 143. DISCLOSE WHEN THE LIABILITY IS INCURRED AND WHEN YOU ARE ABLE TO DETERMINE A REASONABLE ESTIMATE OF FAIR VALUE. DISCLOSE THE RATIONALE FOR THE TIMING OF INCURRING THE LIABILITY IF IT DIFFERS FROM THE TIME OF THE SALE OF THE SYSTEM.

Response: The cost to de-install the Company’s equipment at a customer location consists primarily of picking up the equipment. In lieu of de-installing the equipment, the Company may instruct a customer to disconnect their systems. The Company may also de-install the equipment and replace it with other VOD systems. The costs incurred to pick up equipment at a customer location consists of fuel used by an employee to travel to the customer location and approximately one labor hour, which management believes, in the aggregate, is not material (under $40,000). In some cases, customers are asked to dispose of the systems to the extent they are deemed obsolete.

While the Company believes that additional disclosure in the form of an amended 10-KSB is unnecessary at this time because the added information is not material, it provides the following expanded disclosure related to Page F-10 which it intends to use in future filings:

“Allowance for System Removal
The Company accounts for the cost of its system removals in accordance with SFAS 143, “Initial Recognition and Measurement of a Liability for an Asset Retirement Obligation”. Properties where the Company's equipment is installed may be de-installed through the course of normal operations due to a number of factors, including hardware equipment upgrade, under performance, hotel bankruptcy or change in ownership, collection issues, and change in service provider. Properties which require de-installation are regularly evaluated and the cost, if any is recorded upon removal. The costs incurred as a result of de-installation include a nominal costs. Over the last five years, de-installation activity for SVI's operations has averaged approximately 6 to 8 percent of the installed account base.”

3.
PLEASE EXPAND THE DISCLOSURE ON PAGE F-11 TO EXPLAIN HOW YOU DETERMINED THAT THE SERIES A AND B PREFERRED STOCK ARE “NOT CONVENTIONAL”. PLEASE ALSO PROVIDE US WITH YOUR ANALYSIS OF THE PREFERRED STOCK AND WARRANTS UNDER PARAGRAPH 12-33 OF EITF 00-19. TELL US HOW THE VARIOUS REDUCTIONS OF THE EXERCISE PRICE OF THE WARRANTS IMPACTED YOUR ANALYSIS UNDER EITF 00-19.

Response: Changes in the fair value of the Company’s derivative warrants underlying the Series A and Series B convertible preferred stock that arose from strike price changes were considered as part of its analysis for each modification of the underlying warrants. The warrant re-pricings were not extended to the holders to change, amend or modify the terms of the host instruments. In accordance with the fair value measurement principles provided in FAS133, to account for the re-pricings of the warrants underlying the derivative liability, the fair value of the warrants were measured immediately prior to the modification using the Black-Scholes option price model. The fair value of the modified warrants using the Black-Scholes model was then compared to the fair value immediately prior to the modification resulting in a gain from the modification.

In Appendix 1 to this letter you will find the analysis used by the Company for its determination that the Series A and Series B convertible preferred stock are not conventional as defined in Emerging Issues Task Force (EITF) 05-02, “The Meaning of “Conventional Convertible Debt Instruments” in Issue 00-19.”

While the Company believes that additional disclosure in the form of an amended 10-KSB is unnecessary at this time because the added information is not material, it provides the following expanded disclosure related to Page F-11 which it intends to use in future filings:

“To assess whether or not the ECF would be classified as stockholders' equity if it were freestanding, management considered the guidance in EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.” In assessing whether or not the conversion option would be classified as equity or a liability if it were freestanding, management first determined whether or not the Series A and Series B convertible preferred met the “conventional convertible exemption.” EITF 00-19 and EITF 05-2, “The Meaning of Conventional Convertible Debt Instruments in issue No. 00-19,” defines conventional convertible debt as debt whereby the holder will, at the issuer's option, receive a fixed amount of shares or the equivalent amount of cash as proceeds when he exercises the conversion option. The definition further provides that traditional anti-dilution protections would not violate the definition; however, the full-reset anti-dilution protections for future sales of securities, which is a term of these preferred issuances, is a violation of the definition. Further, as a result of the ECF not being convertible into a fixed number of shares of stock and that the Company did not ultimately know the number of common shares that could be issued upon exercise, management determined that Series A and Series B convertible preferred stock did not meet the “indexed to a company’s own stock,” as provided in FAS133.”

4.
WE NOTE THAT HOTEL GUESTS CAN PAY FOR VOD CONTENT IN SEVERAL WAYS: ON THEIR HOTEL BILL, TO THE HOTEL DIRECTLY AND ON A CREDIT CARD PAID TO YOU. DISCLOSE HOW YOU EVALUATED THE GUIDANCE IN EITF 99-19 FOR EACH OF THESE PAYMENT METHODS AND CLARIFY WHETHER AND HOW YOU RETAIN CREDIT RISK IF THE HOTEL PATRON ELECTS TO PAY THROUGH THEIR HOTEL BILL.

The following additional disclosure that will be used in future filings related to Page F-12 provides the requested information:

“Guest Pay Services
Revenues from in-room video-on-demand (“VOD”) are generated when a hotel guest purchases the content the Company provides through the viewing of the content. The Company tracks the usage of such services through its VOD billing system. The pricing of these transactions is established through individual contracts with each hotel. Refunds are reflected net of revenue recognized.

In instances whereby the hotel guest elects to purchase the VOD content utilizing the credit card swiper option, the transaction is processed through the Company’s third-party credit card processing firm and the funds are remitted directly to Company. When the hotel guest elects to have the cost of the movie included as part of its hotel bill or pays the hotel in cash, the hotel is contractually obligated to remit such amounts to the Company. Under these terms, the Company establishes the price charged to the hotel guest, selects the content to provide, pays the suppliers for the content and bears credit risk of collecting payment from the hotel guest or hotel based on the contracted price of the content. Under these terms, the Company serves as the principal with the customer, in accordance with Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, and therefore recognizes revenue on a “gross” basis.”

The Company, however, does not believe that this additional information is material and thus does not believe that an amendment to its 10KSB is warranted at this time.

Note 9: Debt, page F-23

5.
REFER TO PAGE F-24 OF THE FORM 10-KSB AND PAGE 12 OF THE FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2007. WE NOTE THAT YOU HAVE NOT MADE THE REQUIRED INTEREST PAYMENT DUE MARCH 1, 2007 ON THE SENIOR NOTES. WE ALSO NOTE THAT YOU DID NOT MAKE THE DECEMBER 1, 2006 INTEREST PAYMENT AS OF DECEMBER 31, 2006. PLEASE EXPAND THE DISCLOSURE TO INCLUDE WHETHER WAIVERS WERE OBTAINED AND THE DATE AND TERM OF ANY WAIVERS. PLEASE TELL US WHETHER THE WAIVERS WERE OBTAINED PRIOR TO THE ISSUANCE OF THE 12/31/06 FINANCIAL STATEMENTS, THE PERIOD OF THE WAIVERS AND WHETHER THE LENDER WAIVED THEIR RIGHT TO CALL THE DEBT FOR MORE THAN ONE YEAR FOR THE DEFAULT THAT EXISTED AT DECEMBER 31, 2006 AND THE DEFAULT THAT EXISTED AT MARCH 31, 2007. PLEASE ALSO TELL US HOW YOU DETERMINED THE CLASSIFICATION OF THE DEBT AS LONG-TERM, USING THE GUIDANCE IN PARAGRAPH 5 OF FAS 78 AND EITF 86-30 IN YOUR RESPONSE. PLEASE TELL US WHETHER YOU BELIEVE IT IS PROBABLE THAT THE DEBT COVENANT VIOLATION WILL BE CURED DURING THE PERIOD OF THE WAIVER.

Response: The disclosure of the transaction is referenced in Notes 9 and 19 in the Notes to the Consolidated Financial Statements of the Company’s Form 10-KSB. In summary, during the period of non-compliance with the payment of interest the Company issued 3,714,768 shares of restricted common stock in satisfaction of the then outstanding accrued interest on the Senior Notes for amounts accrued through February 28, 2007.

As a result of the issuance of common stock in satisfaction of the accrued interest, the Company was in compliance with the provisions of the agreement underlying the Senior Notes. As of the filing date of our Form 10-KSB on April 17, 2007 and as of March 31, 2007, the Company was in compliance with all of the terms of its Senior Notes.

The Company did not receive notices of default or waivers resulting from the non-payment of interest from the holders of its Senior Notes. Management held discussions with these lenders which resulted in the issuance of restricted common stock in lieu of cash payments for accrued interest.

The Company determined the classification of the Senior Notes as long-term in accordance with paragraph 5(b) of Statement of Financial Accounting Standards No. 78 which states:

“For long-term obligations containing a grace period within which the debtor may cure the violation, it is probable that the violation will be cured within that period, thus preventing the obligation from becoming callable.”

Form 10-QSB for the Period ended March 31, 2007

Note 6 - Derivative Liabilities, page F-8

6.
WE NOTE THAT YOU RECOGNIZED A GAIN FROM THE EXERCISE OF WARRANTS DURING THE PERIOD ENDED MARCH 31, 2007. PLEASE DESCRIBE TO US IN DETAIL YOUR ACCOUNTING TREATMENT FOR THE EXERCISE OF THE WARRANTS AND YOUR BASIS IN THE ACCOUNTING LITERATURE FOR GAIN RECOGNITION.

Response: The Company’s accounting for the exercise of the warrants underlying the derivative liabilities as of March 31, 2007 resulted in a debit to the derivative liability and a credit to additional paid in capital for $1,857,894, as described in Note 7 - Common Stock of our 10-QSB. To account for the modification of the warrants underlying the derivative liability which represented additional expense, the fair value of the warrants were measured immediately prior to the modification using the Black-Scholes option price model. The fair value of the modified warrants was then compared to the fair value immediately prior to the modification resulting in a loss on the modification of the warrants. For financial statement presentation purposes, the loss on the modification was offset against the gains from the change in the fair value of the derivative liabilities (due to a decrease in the underlying price of the common stock).

Due to the size of the net gain of $6,439,429 in relation to the aggregate loss incurred upon the modification of certain derivatives (approximately $50,000), the Company believes its disclosure is adequate; however, in future filings management plans to segregate such amounts, if deemed material to the financial statements.

If you have any further comments or questions regarding the Company’s filings or responses to the Comment Letter, please feel free to contact the undersigned at (702) 312-6255.

Sincerely,

/s/ Kyleen Cane
Kyleen E. Cane

APPENDIX 1

Additional Conditions Necessary for Equity Classification under paragraphs 12-33 of EITF 00-19. The Company’s conclusions are noted in “italic” font. Also see the accompanying tabular illustration of our conclusions.

The contract permits the company to settle in unregistered shares.

THE CRITERIA IS NOT MET AS THE CONTRACT CANNOT BE SETTLED IN UNREGISTERED SHARES. WE HAVE CONSIDERED FSP EITF 00-19-02 AND CONCLUDED THAT TREATMENT OF REGISTRATION PAYMENTS, AS DEFINED, SHOULD BE PURSUANT TO FAS 5, CONTINGENCIES.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

CURRENTLY THE COMPANY HAS SUFFICIENT SHARES AUTHORIZED. HOWEVER, THE DIVIDENDS ARE PAYABLE BASED ON A VARIABLE PRICE TO MARKET, AND THUS THE ULTIMATE SHARES ISSUABLE CANNOT BE DETERMINED. THE CRITERIA IS NOT MET.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

THE CRITERIA IS NOT MET AS A CAP IS NOT ESTABLISHED; SEE PREVIOUS CONCLUSION.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

UNDER THE REGISTRATION RIGHTS AGREEMENT THE COMPANY IS REQUIRED TO MAINTAIN AN EFFECTIVE REGISTRATION STATEMENT. IF IT IS NOT MAINTAINED THEN SIGNIFICANT PENALTIES ARE INCURRED. CRITERIA IS NOT MET.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

PER REVIEW OF THE AGREEMENTS THERE ARE NO SUCH REQUIREMENTS. THE CRITERIA IS MET. THERE IS A REQUIREMENT IF THE SHARES ARE NOT PROVIDED WITHIN A CERTAIN PERIOD OF EXERCISE BUT NO ADJUSTMENTS ARE MADE IF DELIVERED.

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

PER REVIEW OF THE AGREEMENTS THERE ARE NO SUCH REQUIREMENTS. THE CRITERIA IS MET.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

PER REVIEW OF THE AGREEMENTS THERE ARE NO SUCH REQUIREMENTS. THE CRITERIA IS MET.

There is no requirement in the contract to post collateral at any point or for any reason.

PER REVIEW OF THE AGREEMENTS THERE ARE NO SUCH REQUIREMENTS. THE CRITERIA IS MET.